EXHIBIT 12.1

ARBOR REALTY TRUST, INC. AND SUBSIDIARIES

Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Unaudited)

	Three Months Ended
	March 31,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Net income (loss) from continuing operations, pretax	$3,023,326	$53,428,814	$93,048,490	$21,298,737	$15,586,859	$(37,279,758)
Add (Subtract):
(Income) loss from Equity Affiliates	(1,897,442)	(12,300,516)	(248,658)	204,475	697,856	(3,671,386)
Distributions from Equity Affiliates	288,213	5,622,944	9,256,730	176,777	428,471	4,633,707
Fixed charges	12,960,316	50,624,510	49,238,543	43,544,166	42,372,781	52,716,944
Income before fixed charges	$14,374,413	$97,375,752	$151,295,105	$65,224,155	$59,085,967	$16,399,507

Fixed charges:
Interest expense	$12,960,316	$50,624,510	$49,238,543	$43,544,166	$42,372,781	$52,716,944
Preferred stock dividends	1,892,880	7,568,179	7,270,953	4,521,083	12,236	14,500
Total fixed charges and preferred stock dividends	$14,853,196	$58,192,689	$56,509,496	$48,065,249	$42,385,017	$52,731,444

Ratio of earnings to fixed charges and preferred stock dividends	—	1.7	2.7	1.4	1.4	—

Deficiency	$478,783					$36,331,937